EXHIBIT 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - DUKE ENERGY CAROLINAS
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2017	2016	2015	2014	2013
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$1,866	$1,800	$1,709	$1,661	$1,571
Fixed charges	497	481	456	457	461
Total earnings	$2,363	$2,281	$2,165	$2,118	$2,032

Fixed charges:
Interest on debt, including capitalized portions	$484	$467	$453	$445	$452
Estimate of interest within rental expense	13	14	3	12	9
Total fixed charges	$497	$481	$456	$457	$461
Ratio of earnings to fixed charges	4.8	4.7	4.7	4.6	4.4